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                           May 15, 2023

       Gregory Schiffman
       Chief Financial Officer
       Absci Corp
       18105 SE Mill Plain Blvd
       Vancouver, Washington 98683

                                                        Re: Absci Corp
                                                            Form 10-K for the
Fiscal Year End December 31, 2022
                                                            Filed March 30,
2023
                                                            File No. 001-40646

       Dear Gregory Schiffman:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Item 9A. Controls and Procedures, page 116

   1.                                                   Please amend your
filing to provide management   s conclusion regarding the effectiveness
                                                        of the company   s
disclosure controls and procedures as of the end of the period covered by this report in
accordance with Item 307 of Regulation S-K.



              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Gregory Schiffman
Absci Corp
May 15, 2023
Page 2

        You may contact Julie Sherman at (202) 551-3640 or Brian Cascio, Accounting Branch
Chief, at (202) 551-3676 with any questions.



                                                         Sincerely,
FirstName LastNameGregory Schiffman
                                                         Division of
Corporation Finance
Comapany NameAbsci Corp
                                                         Office of Industrial
Applications and
May 15, 2023 Page 2                                      Services
FirstName LastName